04016989

TES
GE COMMISSION
Washington, D.C. 20549

VF 3-26-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 2 2 2004 WASHINGTON, D.C. SECTION

SEC FILE NUMBER
8- 20759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2003 (MM/DD/YY) AND ENDING January 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ANGELOFF COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

727 West Seventh Street, Suite 331
(No. and Street)

Los Angeles (City) | CA (State) | 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Lichter (858) 320-2808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive #406 (Address) | SAN DIEGO (City) | CA (State) | 92122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANN V. ANGELOFF --, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ANGELOFF COMPANY --, as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GLENNA L. HALEY
Commission # 1316475
Notary Public - California
Los Angeles County
My Comm. Expires Aug 3, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ANGELOFF COMPANY

AUDITED FINANCIAL STATEMENTS

JANUARY 31, 2004 AND 2003

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2004 and 2003, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

San Diego, California
March 3, 2004

THE ANGELOFF COMPANY
Statements of Financial Condition
January 31, 2004 and 2003

ASSETS

	2004	2003
Current Assets		
Cash in Bank	$50,298	$50,978
Investments	27,040	20,105
Deposits and Prepaid Expenses	695	2,030
Total Assets	$78,033	$73,113

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current Liabilities		
Accounts Payable and Accrued Expense	$1,900	$1,900
Taxes Payable	707	0
Total Liabilities	2,607	1,900
Stockholder's Equity		
Common Stock, Par $ .10, Per Share; Authorized 500 Shares, Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	74,926	70,713
Total Stockholder's Equity	75,426	71,213
Total Liabilities and Stockholder's Equity	$78,033	$73,113

THE ANGELOFF COMPANY
Statements of Operations
For the Years Ended January 31, 2004 and 2003

	2004	2003
Revenue	$519,393	$376,274
Operating Expenses		
General and Administrative Expenses	412,415	275,696
Income From Operations	106,978	100,578
Other Income (Expense)		
Unrealized Gains (Loss)	6,935	(8,900)
Interest Income	2,647	1,909
Other Income and (Expense)	9,582	(6,991)
Net Income before Income Taxes	116,560	93,587
Provision for Income Taxes		
Current Portion	2,347	1,402
Total Provision for Income Taxes	2,347	1,402
Net Income	$114,213	$92,185

THE ANGELOFF COMPANY
Statements of Cash Flows
For the Years Ended January 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$519,393	$378,752
Cash paid to employees and suppliers	(412,720)	(287,207)
Interest received	2,647	1,909
NET CASH PROVIDED BY OPERATING ACTIVITIES	109,320	93,454
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investments	0	0
NET CASH (USED IN) INVESTING ACTIVITIES	0	0
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	(110,000)	(105,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(110,000)	(105,000)
NET INCREASE (DECREASE) IN CASH	(680)	(11,546)
CASH at Beginning of Year	50,978	62,524
CASH at End of Year	$50,298	$50,978
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss)	$114,213	$92,185
Unrealized (gains)/ loss	(6,935)	8,900
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
(Increase) Decrease in:		
Other receivable	0	2,478
Deposits and Prepaid Expenses	1,335	(1,335)
(Decrease) Increase in:		
Accounts payable and accrued expenses	0	(2,016)
Payroll taxes payable	707	(6,758)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$109,320	$93,454
Supplemental cash flows disclosures:		
Income taxes paid	$512	$2,737

THE ANGELOFF COMPANY
Statements of Changes in Stockholder's Equity
January 31, 2004 and 2003

Stockholder's Equity	2004	2003
Balance at beginning of year	$71,213	$84,028
Net income	114,213	92,185
Profit distribution	(110,000)	(105,000)
Balance at end of year	$75,426	$71,213

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2004 AND 2003

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2004 AND 2003

NOTE B - Accounting Policies

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Advertising

Advertising costs are expensed in the year incurred.

NOTE C - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2004 and 2003, the Company had net capital requirements of $5,000 and net capital of approximately $53,586 and $49,078 respectively.

NOTE D - K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE E – Lease Obligation

The Company leases office space and certain equipment under non-cancelable operating leases that terminate on March 2007. Rental expenses for these leases consisted of $30,389 and $22,521 for the years ended January 31, 2004 and 2003, respectively. The Company has future minimum lease obligations as follows:

January 31		
	2005	$21,954
	2006	9,355
	2007	8,301
	2008	1,383
	Total	$ 31,303

NOTE F – Cash

The Company maintains its cash balances at banks located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2004 and 2003, there were no uninsured balances.

NOTE G - Litigation

A former employee had filed a complaint against the Company with the California Department of Fair Employment and Housing on August 14, 2002. As of fiscal year ended January 31, 2004, the Company entered into a settlement agreement with the former employee and has paid all settlement amounts.

SUPPLEMENTAL SCHEDULES

THE ANGELOFF COMPANY
Computation of Net Capital
and Aggregate Indebtedness
January 31, 2004 and 2003

Schedule I

	2004	2003
EQUITY - END OF YEAR	$75,426	$71,213
Less Non Allowable Assets:		
Deposits and Prepaid Expenses	(695)	(2,030)
Less:		
Haircuts on Other Securities	(1,040)	0
Haircuts on Warrants	(20,105)	(20,105)
NET CAPITAL	$53,586	$49,078
TOTAL LIABILTIES	2,607	1,900
AGGREGATE INDEBTEDNESS	2,607	1,900
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregate Indebtedness	174	127
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	48,586	44,078
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$53,325	$48,888
Percentage of Aggregate Indebtedness to Net Capital	5%	4%

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
January 31, 2004 and 2003

Schedule II

	2004	2003
NET CAPITAL PER FOCUS II REPORT	$50,298	$50,979
Increase (Decrease) in Income due to audit adjustments	2,993	(1,016)
Increase (Decrease) in Income due to reporting error	0	0
(Increase) Decrease in Non Allowable Assets	1,335	(885)
(Increase) Decrease in Hair Cuts	(1,040)	0
NET CAPITAL	$53,586	$49,078

RECONCILIATION OF AUDIT ADJUSTMENTS:

	2004	2003
Adjustments to retained earnings	$0	($4,367)
Adjuments to investment	6,935	0
Adjustments to accruals	(1,900)	(1,900)
Adjustments to payables	0	3,916
Provision for income tax	(2,042)	1,335
Increase (Decrease) in income due to audit adjustments	$2,993	($1,016)

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
JANUARY 31, 2004 AND 2003

Schedule III

The Angeloff Company relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
The Angeloff Company
Los Angeles, California

In planning and performing our audit of the financial statements of The Angeloff Company as of January 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leitner, Weil + Associates

San Diego, California
March 6, 2004